America's Trains Inc.

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

1.   Background. The undersigned understands that America's Trains Inc., a Wyoming limited liability company (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding as promulgated thereunder. This Offering is made pursuant to the Form C, as amended, filed by the Company with the SEC (the "Form C") and the Term Sheet, which is included therein (the "Term Sheet"). The Company is offering accredited and non-accredited investors up to $249,999.50 of Class B common shares (each a "Share" and, collectively, the "Shares") at a price of $0.70 per Share, reduced to an 'earlybird' price of $0.60 until total investment of $50,000 occurs (the applicable purchase price paid by the undersigned being the "Purchase Price"). The Shares have the relative rights, preferences, privileges and priorities specified in the Term Sheet, a copy of which has been provided to the undersigned as part of the Form C, receipt of which is hereby acknowledged. The minimum amount or target amount to be raised in the Offering is $50,000 (the "Target Offering Amount") and the maximum amount to be raised in the offering is $249,999.50 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a basis to be determined by the Company's management. All investors will be required to execute a Custodial and Voting Agreement ("Voting Agreement") by and among Wefunder crowdfunding portal (the "Portal"), , and investors in conjunction with this investment. The Company is offering the Shares to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission of 7.5% of gross monies raised in the Offering. Investors should carefully review the Form C and the accompanying Term Sheet, which are available on the website of the Portal at www.wefunder.com.

2.   Subscription. Subject to the terms of this Subscription Agreement and related Term Sheet and the Voting Agreement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Term Sheet and as per the directions of the Portal through

the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned on the Company's behalf and the Voting Agreement is executed by all parties. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Term Sheet and on the Portal's website (the "Offering Deadline").

3.   <u>Closing</u>.

    (a)   <u>Closing</u>. Subject to Section 3(b), the initial closing of the sale and purchase of the Shares pursuant to this Subscription Agreement (the "Closing") shall take place through the Portal after $50,000 has been raised (the "Closing Date").

    (b)   <u>Initial Closing Conditions</u>. The Initial Closing is conditioned upon satisfaction of all the following conditions: (i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an investment amount of at least the Target Offering Amount; and (ii) at the time of the Closing, the Company shall have received cleared funds into the escrow account established with the Portal and the escrow agent, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount.

4.   <u>Termination of the Offering; Other Offerings</u>. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5.   <u>Representations</u>. The undersigned represents and warrants to the Company and the Company's agents as follows:

    (a)   The undersigned acknowledges receipt of the Company's Term Sheet and agrees to be bound by its terms.

    (b)   The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C, the accompanying Term Sheet, and in this Subscription Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

    (c)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

    (d)   Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(e)   The undersigned has received and reviewed a copy of the Form C and accompanying Term Sheet. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Term Sheet to make the decision to purchase the Shares.

(f)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Term Sheet or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(g)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Term Sheet. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable an informed investment decision to be made concerning the purchase of the Shares.

(h)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(i)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(j)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(k)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(l)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(m)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(n)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(o)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or present intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(p)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(q)   Anything in this Subscription Agreement to the contrary notwithstanding, the undersigned will not have access to any trade secrets or confidential information of the Company. In the event that the undersigned does gain access to any trade secrets or confidential information of the Company, the undersigned will keep confidential and will not disclose, divulge or use for any purpose (other than to monitor its investment in the Company) any such confidential information other than to any of the undersigned's attorneys, accountants, consultants and other professionals, to the extent necessary to obtain their services in connection with monitoring the Purchaser's investment in the Company.

6. Risk Factors: The undersigned acknowledges the following risks of investment:

(a) HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. The undersigned acknowledges that (a) any projections, forecast or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based on assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

(b) No assurance can be given that the undersigned will realize a substantial return on investment, or any return at all, or that the undersigned will not lose a substantial portion or all of the investment. For this reason, the undersigned should carefully read the Term Sheet and related materials, and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

(c) Control of the Company and all of its operations are, and will remain, solely with its Board of Directors. Class A shares represent a majority of the votes and thereby control the Board of Directors. The undersigned must rely upon the judgment and skills of such persons. Purchasers of the securities will have no control over the day to day management and affairs of the Company.

(d) It is possible that the Company will need to raise additional capital to expand its business, which might include a subsequent raise under Regulation CF. The Company is not working with an underwriter, placement agent or similar party, and so there is no guarantee that the Company will raise any particular amount in this offering or in such subsequent Regulation CF offering. There is no guarantee that such additional capital would be available on terms favorable to the Company or its members, or at all.

(e) The Company pays equal cash distributions as dividends for Class A and Class B common shares. Dividends may not be paid based on current revenue, stability of income, cash requirements for Company growth, and the use of earnings rather than debt to pay for ongoing expansion.

(f) Investors have limited opportunities for exit. There is no present secondary market trading in the Company's Shares, and investors' ability to sell their shares are further limited by transfer restrictions under applicable securities laws and the terms of this Subscription Agreement. As a result, investors may be required to hold their Shares indefinitely, with little or no ability to resell the Shares or otherwise recover their investment amount.

(g)   The offering price of the Shares is arbitrary. The offering prices of $0.70 per Share bears no relationship to established value criteria such as net tangible assets, or a multiple of earnings per share and accordingly should not be considered an indication of the actual value of the Company.

(h)   The Company may revise the use of proceeds of this offering. The Term Sheet describes the Company's current intentions regarding use of proceeds of this offering. However, the Company will remain free to use such proceeds in a different manner, based on the judgment of its officers and directors. Failure to use such proceeds effectively could harm the business and financial condition of the Company.

(i)   Unfavorable weather, earthquakes, other natural disasters as well as health matters, including pandemics, could impact the Company's success. Such disasters could cause damage to the Company's business and otherwise lead to a loss of revenue or an increase in costs to the Company.

7.   Company Representations. The undersigned understands that upon issuance of the Shares being acquired by the undersigned, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly formed as a limited liability company under the laws of the State of Wyoming and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Subscription Agreement.

(b)   Enforceability. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Term Sheet, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   No Conflict. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's articles of incorporation or Term Sheet, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8.   <u>Indemnification</u>. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9.   <u>Market Stand-Off</u>. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or Term Sheet of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

10.   <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Company at the address set forth in the Form C, or such other place as the undersigned or the Company from time to time designate in writing.

11.   <u>Governing Law</u>. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Wyoming without regard to the principles of conflicts of laws; except that, at the sole option of Company, with respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

12.   <u>Waiver of Jury Trial</u>. The undersigned irrevovably waives and and all right to trial by jury with respect to any legal porceeding arising out of the transactions contemplated by this Subscription Agreement.

13.   <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

14.   <u>Entire Agreement</u>. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

15.   Invalidity of Specific Provisions. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

16.   Titles and Subtitles. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

17.   Counterparts. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

18.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]_____.

Number of Shares: __[SHARES]_____

Aggregate Purchase Price: __$[AMOUNT]_____

COMPANY:

America's Trains Inc.
_____

Founder Signature
_____

Name: ___[FOUNDER_NAME]_____

Title: ___[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):   **SUBSCRIBER:**

_____

Investor Signature

By: _____   By:_____

Name: ___[INVESTOR NAME]_____

Title: ___[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited